Apollo Investment Corporation
9 West 57th Street
New York, NY  10019

April 8, 2011

VIA  EDGAR:
Mr. James E. O'Connor
Division of Investment Management
Securities and Exchange Commission
100 F Street NE
Washington, D.C.  20549

Re:  Apollo Investment Corporation (File No. 333-170519)

Dear Mr. O'Connor:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, (the "1933 Act") Apollo Investment Corporation (the "Company") hereby requests acceleration of the effective date of the Company's Pre-Effective Amendment No. 1 to the Registration Statement (File No. 333-170519 ) so that it may become effective 4:00 p.m. (Eastern time) on April 8, 2011, or as soon as practicable thereafter.

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iv) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request oral notification of such effectiveness by a telephone call to our counsel using the following contact information:

Veronica Castillo
Skadden, Arps, Slate, Meagher & Flom LLP
Phone: 212-735-3859.

Sincerely,

APOLLO INVESTMENT CORPORATION

By:	/s/ Joseph D. Glatt
	Name:	Joseph D. Glatt
	Title:	Vice President and Secretary